Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of IMV Inc. (the “Corporation”) will be held in virtual form only at 11:00 am ET (12:00 pm AT), on June 29, 2022, for the purposes of:

1.	receiving the financial statements of the Corporation for the year ended December 31, 2021 and the report of the auditor thereon;

2.	electing directors for the ensuing year;

3.	appointing the auditor and authorizing the directors to fix its remuneration;

4.

adopting a resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated May 31, 2022 (the “Circular”), approving an increase to the number of common shares of the Corporation reserved for issuance under the deferred share unit plan of the Corporation;

5.	transacting such other business as may properly be brought before the Meeting.

In light of the ongoing Covid-19 pandemic and associated public health guidelines, and as a prudent and necessary step to ensure the health and safety of our shareholders and employees, IMV has elected to hold the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, at https://meetnow.global/MKJY7QC. All Shareholders will have an equal opportunity to participate in the online Meeting, regardless of their physical location.

Dartmouth, Nova Scotia, May 31, 2022

By order of the Board of Directors

(s) Brittany Davison
Ms. Brittany Davison
SVP Finance and Corporate Secretary

IMPORTANT

Registered shareholders and duly appointed proxyholders can participate in the Meeting, vote or submit questions, in real time, so long as they are connected to the internet and meet the conditions set out in the accompanying management information circular. Non-registered owners who have not appointed themselves as proxyholders may attend the Meeting as guests, but guests will not be allowed to vote at the Meeting. If you are unable to attend the Meeting, please complete, date, and sign the form of proxy provided and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR” of each of the matters indicated above.